SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Socket Mobile, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83368E200(CUSIP Number)

 Charlie Bass
c/o Socket Mobile, Inc.
40675 Encyclopedia Circle
Fremont, CA 94538
(510) 933-3000

________________________________

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 83368E200
(1) Names of Reporting Persons Charlie Bass
(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
(3) SEC Use Only
(4) Source of Funds (See Instructions) PF
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [_]
(6) Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
3,408,547 shares (1)
(8) Shared Voting Power
0 shares (1)
(9) Sole Dispositive Power
3,408,547 shares (1)
(10) Shared Dispositive Power
0 shares (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 3,408,547 shares (1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
(13) Percent of Class Represented by Amount in Row (11) 35.5% (2)
(14) Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 1,416,651 shares of Common Stock held by The Bass Trust U/D/T April 29, 1988 (the “Bass Trust”), (ii) up to 1,982,958 shares of Common Stock issuable to the Bass Trust upon conversion of convertible subordinated secured promissory notes, and (iii) up to 8,938 shares of Common Stock issuable pursuant to stock options held by Mr. Bass that are exercisable within 60 days of the date of this filing.

(2) Percentage ownership is based on 9,590,745 shares of common stock of Socket Mobile, Inc. deemed to be outstanding, which consists of (i) 7,598,849 shares of Common Stock outstanding as of August 21, 2024, and (ii) 1,991,896 shares of Common Stock issuable upon conversion of the convertible subordinated secured promissory notes and exercise of the stock options described in footnote 1 above.

2

Explanatory Note

This Amendment No. 4 (this “Amendment”) relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Socket Mobile, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on March 26, 1998, as amended by Amendment No. 1 filed on March 3, 1999, as amended by Amendment No. 2 filed on August 31, 2020, as amended by Amendment No. 3 filed on June 5, 2023 (as amended, the “Original Schedule 13D”).

The information reported in the Original Schedule 13D remains in effect, except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 1.	Security and Issuer.

This Amendment relates to shares of Common Stock of the Issuer, whose principal executive offices are located at 40675 Encyclopedia Cir., Fremont, CA 94538.

Item 2. Identity and Background.

Paragraphs (b) and (c) of Item 2 of the Original Schedule 13D are amended and restated in their entirety as follows:

(b)       The business address of Mr. Bass is c/o Socket Mobile, Inc., 40675 Encyclopedia Cir., Fremont, CA 94538.

(c)       Mr. Bass is Chairman of the Board of Directors of the Issuer, whose business address is 40675 Encyclopedia Cir., Fremont, CA 94538.

Item 3. Source and Amount of Funds or other Consideration.

The ownership of shares of Common Stock previously reported in the Original Schedule 13D is hereby amended to include the following transactions:

All of the Common Stock acquired by the Reporting Persons during the period covered by this Amendment, as listed in Item 5 below, was acquired in open market purchases for a total of approximately $225,075.50 using personal funds of Mr. Bass or as grants of restricted stock from the Company in connection with Mr. Bass’ election to and service on the Board of Directors of the Company.

2024 Convertible Note Financing

•	On August 21, 2024, the Bass Trust purchased a convertible subordinated secured promissory note from the Issuer in the principal amount of $525,000 (the “2024 Note”). The 2024 Note carries a 10% annual interest rate and has a maturity date of August 21, 2027. The principal amount of the 2024 Note is convertible at the option of the holder into a maximum of 551,759 shares of Common Stock at any time on or prior to the maturity date. The Bass Trust used its own funds to purchase the 2024 Note. Mr. Bass is the beneficial owner of the 2024 Note and has the sole power to dispose of or direct the disposition of the 2024 Note.

3

Item 4. Purpose of Transaction.

The acquisition of common stock and the 2024 Note by the Bass Trust was for investment purposes only. At the time of the filing of this Amendment, Mr. Bass has no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. Mr. Bass is a director of the Issuer, and this Amendment, the disclosures herein, and any future amendments hereto are not intended to, and do not, make disclosures with respect to transactions in which the Issuer may engage to which Mr. Bass is not a party or other matters that Mr. Bass may learn of or be involved with in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)       Mr. Bass is the beneficial owner of 3,408,547 shares of Common Stock consisting of (i) 1,416,651 shares of Common Stock held by the Bass Trust, (ii) up to 684,931 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory note purchased by the Bass Trust on August 31, 2020, (iii) up to 746,268 shares of Common Stock issuable to the Bass Trust upon conversion of the 2023 Note, (iv) up to 551,759 shares of Common Stock issuable to the Bass Trust upon conversion of the 2024 Note, and (v) up to 8,938 shares of Common Stock issuable pursuant to stock options held by Mr. Bass that are exercisable within 60 days of the date of this Amendment.

Such shares of Common Stock, collectively, represent 35.5 % of the 9,590,745 shares of Common Stock deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by Mr. Bass pursuant to SEC Rule 13d-3(d)(1)(i), and which consists of (i) 7,598,849 shares of Common Stock outstanding as of August 21, 2024, (ii) 684,931 shares of Common Stock underlying the convertible subordinated secured promissory note purchased by the Bass Trust on August 31, 2020, (iii) 746,268 shares of Common Stock underlying the 2023 Note held by the Bass Trust , (iv) up to 551,759 shares of Common Stock issuable to the Bass Trust upon conversion of the 2024 Note, and (v) up to 8,938 shares of Common Stock issuable pursuant to stock options held by Mr. Bass that are exercisable within 60 days of the date of this Amendment.

(b)        Mr. Bass has sole power to vote and dispose of all shares of Common Stock beneficially owned by Mr. Bass.

(c)        From the date of the Schedule 13D until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Purchase Price of Security
6/7/2023	Bass Trust	Grant	Common Stock	13,000	n/a
11/2/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.0036
11/3/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.08
11/6/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.0442
11/7/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.0859
11/8/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.0436
11/9/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.0926
11/10/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.0944
11/13/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.0662
11/14/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.0846
11/15/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.0874
11/16/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.1256
11/17/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.2076
11/20/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.2287
11/21/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.2335
11/22/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.2987
11/24/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.3408
11/27/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.364
11/28/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.3638
11/29/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.3998
11/30/2023	Bass Trust	Open Market Purchase	Common Stock	5,000	1.3998
5/3/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.0915
5/6/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.1179
5/7/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.2301
5/8/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.2412
5/9/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.2553
5/10/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.2375
5/13/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.3022
5/14/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.3676
5/15/2024	Bass Trust	Grant	Common Stock	15,000	n/a
5/15/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.4407
5/16/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.4432
5/17/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.4642
5/20/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.5115
5/21/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.5115
5/22/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.4605
5/23/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.3262
5/24/2024	Bass Trust	Open Market Purchase	Common Stock	5,000	1.3692

4

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Mr. Bass has entered into a revocable trust agreement for estate planning purposes that governs his beneficial ownership and voting and dispositive power over the holdings of the Bass Trust. Pursuant to the revocable trust agreement, Mr. Bass may also revoke the trust at his sole discretion.

Mr. Bass currently holds stock options to purchase an aggregate of 143,000 shares of Common Stock, of which options to purchase 8,938 shares are exercisable within 60 days of the date of this filing.

Item 7. Material to be Filed as Exhibits.

Exhibit No.

A	Form of Secured Subordinated Convertible Note, issued August 21, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 22, 2024)

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2024
Date

/s/ Charlie Bass
Signature

Charlie Bass
Name